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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                                      and

                                 SCHEDULE 13D*

                   under the Securities Exchange Act of 1934

                         PLENUM PUBLISHING CORPORATION

                           (Name of Subject Company)

                             PPC ACQUISITION CORP.

                              KLUWER BOSTON, INC.

                        WOLTERS KLUWER U.S. CORPORATION
                               WOLTERS KLUWER NV

                                   (Bidders)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            729093104 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. JEFFREY K. SMITH
                      C/O KLUWER ACADEMIC PUBLISHERS B.V.
                                SPUIBOULEVARD 50
                            3300 A<#>Z</#> DORDRECHT
                                THE NETHERLANDS

                         TELEPHONE (011) 31 78 6392283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                       Pryor Cashman Sherman & Flynn LLP
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

                           CALCULATION OF FILING FEE

                TRANSACTION VALUATION**                                   AMOUNT OF FILING FEE***
                    $258,003,448.50                                              $51,600.69

* This Statement also constitutes the Statement on Schedule 13D of PPC Acquisition Corp., Kluwer Boston, Inc., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv filed with respect to the shares of Common Stock, par value $.10 per share, of Plenum Publishing Corporation beneficially owned by PPC Acquisition Corp., Kluwer Boston, Inc., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv.

** For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,510,251 shares of common stock, $.10 par value, of Plenum Publishing Corporation, at $73.50 net per share in cash.

*** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by PPC Acquisition Corp. for such number of Shares.
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

            CUSIP NO. 729093104                                        PAGE 2 OF PAGES 12


    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           PPC Acquisition Corp.

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           AF

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                                                / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           536,960 shares of
           Common Stock pursuant to
           the five Stock Purchase Agreements
           each dated as of June 10, 1998(1)

    8.     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           15.3%

   10.     TYPE OF REPORTING PERSON
           CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.


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            CUSIP NO. 729093104                                        PAGE 3 OF PAGES 12


    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Kluwer Boston, Inc.

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           AF

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                                                / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           536,960 shares of
           Common Stock pursuant to
           the five Stock Purchase Agreements
           each dated as of June 10, 1998(1)

    8.     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           15.3%

   10.     TYPE OF REPORTING PERSON
           CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.


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            CUSIP NOS. 729093104                                       PAGE 4 OF PAGES 12


    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Wolters Kluwer U.S. Corporation

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           AF

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                                                / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           536,960 shares of Common Stock pursuant to the five Stock Purchase Agreements each dated as of June 10, 1998(1)

    8.     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           15.3%

   10.     TYPE OF REPORTING PERSON
           CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.


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
            CUSIP NO. 729093104                                        PAGE 5 OF PAGES 12


    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Wolters Kluwer nv

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           BK; WC

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                                                / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           536,960 shares of
           Common Stock pursuant to
           the five Stock Purchase Agreements
           dated as of June 10, 1998(1)

    8.     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           15.3%

   10.     TYPE OF REPORTING PERSON
           CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Plenum Publishing Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 233 Spring Street, New York, New York, 10013.

    (b) The class of equity securities to which this statement relates is common stock, par value $.10 per share. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by PPC Acquisition Corp., a Delaware corporation (the "Offeror"), Kluwer Boston, Inc., a Massachusettes corporation (the "Parent"), Wolters Kluwer U.S. Corporation, a Delaware Corporation ("WKUS"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer"). The information set forth in the Introduction,
Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror") and Schedule I ("Directors and Executive Officers of Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

    (e) and (f) During the last five years, none of WKUS, Wolters Kluwer, Parent or the Offeror and, to the best knowledge of the Parent and the Offeror, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth in Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror") and Section 11 ("Background of the Offer: Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. As a result of the Offeror's conditional option to purchase the Shares beneficially owned by the stockholders who are party to the five Stock Purchase Agreements, each dated as of June 10, 1998 with the Offeror, Wolters Kluwer, WKUS, the Parent and the Offeror may be deemed to beneficially own an aggregate of 536,960 Shares (representing approximately 15.3% of the Shares outstanding on June 10, 1998, on a fully diluted basis.) However, each of Wolters Kluwer, WKUS, the Parent and the Offeror have disclaimed beneficial ownership to such shares, and this statement shall not be construed as an admission that any of Wolters Kluwer, WKUS, the Parent or the Offerer are the beneficial owners of any securities covered by this statement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") Section 12 ("Purpose of the Offer; and the Merger Plans for the Company") and Section 13 ("Merger Agreement, the Purchase Agreements, the Option Agreement and the WKUS Letter") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror ") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror"), Section 11 ("Background of the Offer, Past Contacts, Transactions and Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated June 10, 1998.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees to Clients.
(a)(6)     Form of Letter from the Parent to participants of the Company's Profit Sharing
           Plan.
(a)(7)     Form of Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
(a)(8)     Summary Advertisement to be published in The Wall Street Journal on June 16, 1998.
(a)(9)     Joint Press Release issued by the Company and Wolters Kluwer on June 10, 1998
(b)        Not applicable.
(c)(1)     Agreement and Plan of Merger, dated as of June 10, 1998, among the Parent, the
           Offeror and the Company.
(c)(2)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and
           Martin Tash and Arlene Tash, together with a Guaranty of Parent.
(c)(3)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and Mark
           Shaw and Hally Shaw, together with a Guaranty of Parent.
(c)(4)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and
           Ghanshyam Patel and Anila Patel, together with a Guaranty of Parent.
(c)(5)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and
           Bernard Bressler, together with a Guaranty of Parent.
(c)(6)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and
           Teresa Bressler, together with a Guaranty of Parent.
(c)(7)     Stock Option Agreement, dated June 10, 1998 between the Parent and the Company.
(c)(8)     Letter, dated June 10, 1998, from WKUS to the Company.
(c)(9)     Confidentiality Agreement, dated as of April 6, 1998, between WKUS and Salomon
           Smith Barney.
(c)(10)    Exclusivity Agreement, dated as of June 4, 1998, between WKUS and the Company.
(d)        Not applicable.
(e)        Not applicable.
(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1998                         PPC Acquisition Corp.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1998                         Kluwer Boston, Inc.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1998                         Wolters Kluwer U.S. Corporation

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: President and CEO

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1998                         Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member, Executive Board

                                 EXHIBIT INDEX

EXHIBIT
NO.                                                      DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Form of Offer to Purchase dated June 10, 1998.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(6)     Form of Letter from the Parent to participants in the Company's Profit Sharing Plan.

(a)(7)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)     Summary Advertisement to be published in The Wall Street Journal on June 16, 1998.

(a)(9)     Joint Press Release issued by the Company and Wolters Kluwer on June 10, 1998.

(b)        Not applicable.

(c)(1)     Agreement and Plan of Merger, dated as of June 10, 1998, among the Parent, the Offeror and the Company.

(c)(2)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and Martin Tash and Arlene
           Tash, together with a Guaranty of Parent.

(c)(3)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and Mark Shaw and Hally Shaw, together with a Guaranty of Parent.

(c)(4)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and Ghanshyam Patel and Anila
           Patel, together with a Guaranty of Parent.

(c)(5)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and Bernard Bressler, together with a Guaranty of Parent.

(c)(6)     Stock Purchase Agreement, dated as of June 10, 1998, between the Offeror and Teresa Bressler, together with a Guaranty of Parent.

(c)(7)     Stock Option Agreement, dated June 10, 1998 between the Parent and the Company.

(c)(8)     Letter, dated June 10, 1998, from WKUS to the Company.

(c)(9)     Confidentiality Agreement, dated as of April 6, 1998, between WKUS and Salomon Smith Barney.

(c)(10)    Exclusivity Agreement, dated as of June 4, 1998 between WKUS and the Company.

(d)        Not applicable.

(e)        Not applicable.

(f)        None.